

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 27, 2018

Roberto Held
Chief Financial Officer
Avianca Holdings S.A.
Aquilino de la Guardia Calle No. 8,
IGRA Building P.O., Panama City, Republic of Panama

      Re: Avianca Holdings S.A.
              Form 20-F for Fiscal Year Ended December 31, 2016
              Filed May 1, 2017
              File No. 001-36142

Dear Mr. Held:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Melissa Raminpour for

                    Lyn Shenk
                    Branch Chief
                    Office of Transportation and Leisure